                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

         For the fiscal year ended December 31, 1999.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _____ to _____.

Commission file number      0-24425
                        ---------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620

                     KING PHARMACEUTICALS, INC. 401(K) PLAN

                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

                                                                     Page No.
                                                                     --------
Financial Statements and Exhibits

(a)    Financial Statements

       Report of Independent Accountants                                 2-3

       Statement of Net Assets Available for Benefits
       at December 31, 1999 and 1998                                      4

       Statement of Changes in Net Assets Available for
       Benefits for the Years Ended December 31, 1999, 1998 and 1997      5

       Notes to Financial Statements                                     6-11

       Supplemental Schedules *:

           Schedule of Assets Held for
           Investment Purposes                                           12

       * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

(b)    Exhibits

               Exhibit 23 - Consent of Independent Accountants           E1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator of the King Pharmaceuticals,
     Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the King Pharmaceuticals, Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information discussed in Note 6, which was certified by First Tennessee Bank N.A., (the "Trustee"), except for comparing such information with the related information included in the financial statements and schedule. We have been informed by the plan administrator that the Trustee holds the Plan's investment assets and execute investment transactions. The plan administrator has obtained a certification from the Trustee for the years ended December 31, 1998 and 1997 that the information provided to the plan administrator by the Trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements for the years ended December 31, 1998 and 1997. The form and content of the information included in the 1998 and 1997 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of King Pharmaceuticals, Inc. 401(k) Plan for 1999, present fairly, in all material respects, the net assets available for benefits of King Pharmaceuticals, Inc. 401(k) Plan as of December 31, 1999 and 1998 and changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule - Schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 28, 2000

                           KING PHARMACEUTICALS, INC.
                                   401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  December 31,
                                              1999           1998
                                          -----------     ----------
Investments, at fair value                $19,429,513     $8,727,053

Receivables:
        Participants' contributions           650,673         87,575
        Employer contribution                   6,517         34,449
        Accrued Income                          8,293          6,540

Cash                                          112,608         18,686
                                          -----------     ----------
    Net assets available for benefits     $20,207,604     $8,874,303
                                          ===========     ==========


    The accompanying notes are an integral part of the financial statements.

                           KING PHARMACEUTICALS, INC.
                                   401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                   Year Ended December 31,
                                                1999         1998         1997
                                            -----------   ----------   ----------
Additions to net assets attributed to:
     Net appreciation
         in fair value of investments       $ 5,160,030   $1,087,510   $  451,252
     Interest and dividend income                 5,179        4,618       35,108
     Contributions:
         Participants                         5,193,433    2,948,748      853,265
         Employer                             1,358,687      961,017      310,447
                                            -----------   ----------   ----------
             Total additions                 11,717,329    5,001,893    1,650,072
                                            -----------   ----------   ----------
Deductions from net assets attributed to:
     Distributions to participants              381,264       50,011       71,417
     Transfer to Benevolent Fund                     --       74,343           --
     Other                                        2,764          117           74
                                            -----------   ----------   ----------
             Total deductions                   384,028      124,471       71,491
                                            -----------   ----------   ----------
     Net increase                            11,333,301    4,877,422    1,578,581

Net assets available for benefits:
     Beginning of year                        8,874,303    3,996,881    2,418,300
                                            -----------   ----------   ----------
     End of year                            $20,207,604   $8,874,303   $3,996,881
                                            ===========   ==========   ==========


    The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.      Description of Plan:

        The following description of the King Pharmaceuticals, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

        GENERAL - The Plan is a defined contribution plan established by King Pharmaceuticals, Inc. (the "Company") as of January 1, 1994. All employees with a minimum of one hour of service who are at least 21 years of age are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective May, 1997 the Plan changed its trustee from First Union National Bank of North Carolina to First Tennessee Bank, N.A. Effective January 1, 1998 the assets related to the employees of the King Pharmaceuticals Benevolent Fund, Inc. were transferred to the King Pharmaceuticals Benevolent Fund, Inc. 401(k) Retirement Savings Plan. Effective January 1, 1999, each participant was given the option of having their salary deferral contribution invested in the Company's common stock.

        CONTRIBUTIONS - Participants may elect to contribute to the Plan by deferring 1% to 17% of their annual compensation, not to exceed $10,000, adjusted for cost of living increases annually in accordance with Internal Revenue Code Section 402(g). The Company contributes a discretionary matching percentage of the participant's eligible contributions for the Plan year. Participant rollovers are reported as participant contributions.

        INVESTMENT OF CONTRIBUTIONS - Beginning May 3, 1999, each participant has the option of having their respective salary deferral contribution invested in 12 funds.

               King Pharmaceuticals, Inc. Common Stock Fund - Monies are invested in common stock of the Company purchased at prevailing prices on the New York Stock Exchange on the date of purchase.

               Fidelity Advisor Intermediate Bond Fund - The fund objective is to provide a high rate of income through investment primarily in investment grade fixed income obligations.

               Fidelity U.S. Government Money Market Fund - The fund invests only in U.S. Government Securities and repurchase agreements for these securities. The fund also may enter into reverse repurchase agreements. The fund objective is to obtain a high level of current income while preserving the principal and liquidity of the fund.

               Fidelity Puritan Fund - The fund invests in a broadly diversified portfolio of high-yielding equity and debt securities. The fund objective is high income with preservation of capital.

               Vanguard Index 500 Fund - The fund objective is to track the performance of the Standard & Poor's 500 Stock Index, which emphasizes stocks of large U.S. companies.

                Janus Worldwide Fund - The fund objective is long-term growth of capital in a manner consistent with the preservation of capital. It invests primarily in common stocks of foreign and domestic issuers.

                Vanguard Intermediate Bond Index Fund - The fund invests in U.S. Treasury and agency securities and investment-grade corporate bonds with maturities between 5 and 10 years.

                Fidelity Institutional Domestic Money Market Fund - The fund objective is capital preservation through investment primarily in money market instruments that have maturities of one year or less or shares of money market mutual funds.

                Vanguard Equity Income Fund - The fund seeks a high level of dividend income and long-term growth of income and capital. The fund primarily invests in dividend-paying equity securities.

                Vanguard Growth Index Fund - The fund seeks long-term growth of capital through investment primarily in large capitalization U.S. stocks.

                FAM Value Fund - The fund invests primarily in common stocks and securities convertible into common stocks of small to mid-size U.S. companies.

                Lazard International Equity Portfolio Fund - The fund primarily invests in equity securities issued by companies located in at least three foreign countries.

        Prior to May 3, 1999, each participant has the option of having their respective salary deferral contributions invested in six funds.

                Fidelity Advisor Intermediate Bond Fund - The fund objective is to provide a high rate of income through investment primarily in investment grade fixed income obligations.

                Fidelity U.S. Government Money Market Fund - The fund invests only in U.S. Government Securities and repurchase agreements for these securities. The fund also may enter into reverse repurchase agreements. The fund objective is to obtain a high level of current income while preserving the principal and liquidity of the fund.

                Fidelity Puritan Fund - The fund invests in a broadly diversified portfolio of high-yielding equity and debt securities. The fund objective is high income with preservation of capital.

                Vanguard Index 500 Fund - The fund objective is to track the performance of the Standard & Poor's 500 Stock Index, which emphasizes stocks of large U.S. companies.

                T. Rowe Price Equity Fund - The fund objective is to match the investment performance of the U.S. equity markets as represented by the Standard & Poor's 500 Stock Index. The fund will invest in all 500 stocks composing the Standard & Poor's 500 Stock Index, which includes companies operating across a broad spectrum of the U.S. economy.

                Janus Worldwide Fund - The fund objective is long-term growth of capital in a manner consistent with the preservation of capital. It invests primarily in common stocks of foreign and domestic issuers.

        PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the participant's share of the Company's matching contribution and allocation of the Plan's earnings as defined in the Plan document. Accounts are considered to be participant directed. The benefit to which a participant is entitled is limited to the benefit which can be provided from the participant's vested account.

        VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant becomes 100% vested after three years of credited service.

        PARTICIPANT LOANS RECEIVABLE - Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50% percent of their vested account balance. The loan repayment term is for a period not to exceed 5 years or up to 10 years if the purpose of the loan is the acquire a primary residence. The loans are secured by the balance in the participants account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Committee. Interest rates on outstanding loans range from 9.00% to 10.00% as of December 31, 1999. Interest earned on participant loans receivable is allocated directly to a participant directed fund. Principal and interest are paid through payroll deductions.

        DISTRIBUTION OF BENEFITS - Upon termination of service or retirement, a participant with an account balance exceeding $3,500, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly or annual installments over a fixed period of time. Participant accounts under $3,500 are paid in a lump-sum upon termination of service or retirement. If a participant dies before the commencement of benefit payments, their vested account is paid to the beneficiary. The Plan also allows for participant withdrawals under certain financial hardship conditions. Participants should refer to the plan agreement for a more detailed description of the benefit payment options available.

        FORFEITURES - Total forfeitures in 1999 and 1998 were $26,589 and $10,105, respectively. Forfeitures of Company matching contributions reduce the Company's matching contributions for the Plan year.

2.      Summary of Significant Accounting Policies:

        INVESTMENTS - The Plan's investments in mutual funds and common stocks are recorded at fair value. Shares are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

        The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Investment income and the net appreciation (depreciation) for each investment fund are allocated to each participant in the same ratio that the participant's account balance in that fund has to the total account balances for all participants in that fund.

        Realized gains and losses are recognized, as reported by the trustee, when units of the funds are sold. The average cost method is used in determining the costs of the units sold.

        ADMINISTRATIVE EXPENSES - Administrative expenses for the Plan, except for normal transaction costs, are paid by the Company. Additionally, personnel and facilities of the Plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

        USE OF ESTIMATES - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of assets available for benefits and the disclosure of changes in net assets at the date of the financial statements and for the period then ended. Actual results could differ from those reported.

        RISKS AND UNCERTAINTIES - The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        NEW ACCOUNTING STANDARD - The Company has adopted the provisions of SOP 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." The statement states that a defined contribution pension plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each program required by Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." Additionally, defined contribution pension plans are no longer required to present participant-directed plan investments in the statement of net assets available for benefits by general type.

        RECLASSIFICATION - Certain amounts from the prior period financial statements have been reclassified to conform to the current presentation.

3.      Investments

        The following is a summary of investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998:

                                                          1999         1998
                                                       Fair Value   Fair Value
                                                       ----------   ---------
        Fidelity U.S. Government Money Market Fund     $1,408,447  $  894,539
        Fidelity Puritan Fund                           2,073,192   1,580,612
        Vanguard Index 500 Fund                         4,291,701   2,463,495
        T. Rowe Price Equity Fund                              --   1,927,297
        Janus Worldwide Fund                            3,383,119   1,616,189
        King Pharmaceuticals, Inc. Common Stock Fund    4,889,591          --
        Vanguard Equity Income Fund                     2,592,962          --


        The Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                     1999         1998       1997
                                                  ----------   ----------   --------
        King Pharmaceuticals, Inc. Common Stock   $3,011,882   $       --   $     --
        Mutual Funds                               2,148,148    1,087,510    451,252
                                                  ----------   ----------   --------
                                                  $5,160,030   $1,087,510   $451,252
                                                  ==========   ==========   ========

4.      Plan Termination:

        Although the Company has not expressed any intent to discontinue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become one hundred percent vested in their accounts.

5.      Income Tax Status:

        The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.      Certified Information:

        All of the financial information disclosed in the accompanying financial statements and supplemental schedules pertaining to investments and investment-related activity was supplied and certified as complete and accurate to the best of their knowledge and belief by First Tennessee Bank, N.A. for the years ended December 31, 1998 and 1997.

7.      Reconciliation of Financial Statements to Form 5500:

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        1999          1998
                                                    -----------    ----------
        Net assets available for benefits per the
            financial statements                    $20,207,604    $8,874,303
        Difference in contribution receivables              --        (19,693)
        Difference in benefits payable                   (1,093)           --
        Difference in accrued income and expenses        (2,898)       (7,061)
                                                    -----------    ----------
        Net assets available for benefits per the
            Form 5500                               $20,203,613    $8,847,549
                                                    ===========    ==========


        The following is a reconciliation of contributions received per the financial statements to the Form 5500:


                                                                 1999          1998
                                                              ----------    ----------
        Contributions received per the
            financial statements                              $6,555,120    $3,909,765
        Difference in prior year contributions receivable         19,693        36,259
        Difference in current year contributions receivable           --       (19,693)
                                                              ----------    ----------
        Contributions received per the
            Form 5500                                         $6,571,813    $3,926,331
                                                              ==========    ==========

                              SUPPLEMENTAL SCHEDULE

                           KING PHARMACEUTICALS, INC.
                                   401(k) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1999


                                                        Units         Cost       Fair Value
                                                      ---------   -----------   -----------
Fidelity Advisor Intermediate Bond Fund                  26,466   $   277,975   $   270,749
Vanguard Intermediate Bond Index Fund                     7,086        68,418        67,391
Fidelity U.S. Government Money Market Fund            1,408,447     1,408,447     1,408,447
Fidelity Institutional Domestic Money Market Fund        94,574        94,574        94,574
Fidelity Puritan Fund                                   108,943     2,124,468     2,073,192
Vanguard Index 500 Fund                                  32,025     3,428,764     4,291,701
Janus Worldwide Fund                                     44,264     2,116,950     3,383,119
King Pharmaceuticals, Inc. Common Stock Fund             87,216     1,979,140     4,889,591
Vanguard Equity Income Fund                             111,910     2,882,886     2,592,962
Vanguard Growth Index Fund                                6,258       220,872       246,743
FAM Value Fund                                              591        19,487        18,521
Lazard International Equity Portfolio Fund                  511         8,499         8,836
                                                                  -----------   -----------
                                                                   14,630,480    19,345,826
Participant Loans (with interest
       rates from 9.00% to 10.00%)                          N/A        83,687        83,687
                                                                  -----------   -----------
                                                                  $14,714,167   $19,429,513
                                                                  ===========   ===========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    KING PHARMACEUTICALS, INC. 401(K)
                                    RETIREMENT SAVINGS PLAN

                                      Date  June 28, 2000
                                            -------------------



                                      /s/ Brian G. Shrader
                                      ----------------------------------------
                                      Brian G. Shrader
                                      Chief Financial Officer